RECEIVED

2009 JAN 30 A 6:29

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

09045234

January 22, 2009

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Unaudited Financial Results for the quarter ended December 31, 2008**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated January 22, 2009 on the Unaudited Financial Results of the Company for the Quarter ended December 31, 2008.
2.	Media Release dated January 22, 2009.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
FEB 03 2009
THOMSON REUTERS

Encl: as above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 22, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/*2039*/2041/2061/3719
Email : corp.relations@bseindia.com
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Unaudited Financial Results for the quarter ended December 31, 2008**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results of the Company, for the quarter ended December 31, 2008, which were approved by the Board of Directors at their meeting, held on January 22, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 22, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
Email : cmlist@nse.co.in
NSE Symbol: RELINFRA

Dear Sirs,

Sub: **Unaudited Financial Results for the quarter ended December 31, 2008**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results of the Company, for the quarter ended December 31, 2008, which were approved by the Board of Directors at their meeting, held on January 22, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Infrastructure Limited
Reliance Energy Centre,
Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rinfra.com

unaudited financial results for the quarter and nine months ended December 31, 2008

(Rs.Crore)

Sr. No.	Particulars	3 Months ended		9 Months ended		Year ended
		31-12-2008	31-12-2007	31-12-2008	31-12-2007	31-03-2008 (Audited)
1	(a) Net Sales of Electrical Energy (See Note No 5)	1,965.53	1,229.41	5,730.14	3,774.25	4,919.87
	(b) Income from EPC and Contracts	681.72	276.08	1,550.04	896.97	1,393.30
	(c) Other Operating Income	70.38	25.99	179.19	61.71	135.25
	Total Operating Income	2,717.63	1,531.48	7,459.37	4,732.93	6,448.42
2	*Expenditure*					
	(a) Cost of Electrical Energy purchased	1,233.90	648.17	3,533.87	1,968.50	2,487.69
	(b) Cost of Fuel	258.17	249.90	862.40	721.23	1,015.52
	(c) Tax on Sale of Electricity	38.81	33.05	117.46	102.05	131.58
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	587.70	233.12	1,276.20	746.95	1,193.83
	(e) Employees Cost	143.58	93.74	394.30	297.74	397.24
	(f) Depreciation (See Note No 3)	58.94	56.60	182.16	170.31	222.94
	(g) Other Expenditure	143.47	117.07	400.13	349.11	459.79
	Total Expenditure	2,464.57	1,431.65	6,766.52	4,355.89	5,908.59
3	**Profit from operations before Other Income (Net) and Interest**	253.06	99.83	692.85	377.04	539.83
4	Other Income (net) (See Note No 6)	143.58	265.62	455.50	711.69	920.63
5	**Profit before Interest**	396.64	365.45	1,148.35	1,088.73	1,460.46
6	Interest and Finance Charges	86.54	85.44	229.25	240.16	308.76
8	**Profit from Ordinary Activities before tax**	310.10	280.01	919.10	848.57	1,151.70
9	Provision for Taxation :					
	- Current Tax	39.00	41.50	112.07	105.50	137.15
	- Deferred Tax	15.00	24.76	35.50	58.64	17.22
	- Fringe Benefit Tax	1.50	1.65	4.50	4.50	6.00
10	**Profit before tax adjustments for earlier years**	254.60	212.10	767.03	679.93	991.33
	Tax adjustment for earlier years	3.41	(89.50)	(25.67)	(93.31)	(93.30)
11	**Net Profit for the period**	251.19	301.60	792.70	773.24	1,084.63
12	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	227.81	236.54	227.81	236.54	235.62
13	Reserves including Statutory Reserves excluding Revaluation Reserves					10,024.16
14	Earnings Per Share (* not annualised)					
	(a) Basic (Rs.)	10.84 *	12.97 *	34.27 *	33.40 *	46.85
	(b) Diluted (Rs.)	10.64 *	12.75 *	33.65 *	32.69 *	45.68
15	Aggregate of Public Shareholding					
	- Number of Shares	142,741,616	154,474,210	142,741,616	154,474,210	151,501,619
	- Percentage of Shareholding	62.67	65.32	62.67	65.32	64.05

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
Website:www.rnfra.com

segment-wise revenue, results and capital employed

(Rs.Crore)

Sr. No.	Particulars	3 Months ended 31-12-2008	3 Months ended 31-12-2007	9 Months ended 31-12-2008	9 Months ended 31-12-2007	Year ended 31-03-2008 (Audited)
1	**Segment Revenue**					
	- Electrical Energy	2,031.23	1,250.97	5,885.25	3,825.54	5,004.04
	- EPC and Contracts	686.40	280.51	1,574.12	907.37	1,444.36
	- Others	-	-	-	0.02	0.02
	Total	2,717.63	1,531.48	7,459.37	4,732.93	6,448.42
	Less : Inter Segment Revenue	-	-	-	-	-
	Net Sales / Income from Operations	2,717.63	1,531.48	7,459.37	4,732.93	6,448.42
2	**Segment Results**					
	Profit before Tax and Interest from each segment :					
	- Electrical Energy	222.99	97.33	590.93	337.94	456.24
	- EPC and Contracts	39.80	25.37	122.47	76.09	132.03
	- Others	(0.01)	(0.02)	(0.04)	(0.10)	(0.98)
	Total	262.78	122.68	713.36	413.93	587.29
	- Interest and Finance Charges	(86.54)	(85.44)	(229.25)	(240.18)	(308.76)
	- Interest Income	59.92	134.77	265.61	402.20	515.81
	- Other un-allocable Income net of expenditure	73.94	108.00	169.38	272.60	357.36
	Profit before Tax	310.10	280.01	919.10	848.57	1,151.70
3	Capital Employed					
	- Electrical Energy	4,842.18	3,345.88	4,842.18	3,345.88	3,570.46
	- EPC and Contracts	(1,015.11)	311.19	(1,015.11)	311.19	597.27
	- Others	0.82	1.72	0.82	1.72	0.84
	- Unallocated Corporate Assets (net)	8,019.00	7,233.20	8,019.00	7,233.20	7,518.39
	Total	11,846.89	10,891.99	11,846.89	10,891.99	11,686.96

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs 15.60 crore in standby charges liability from Rs 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs 227 crore and also deposited Rs 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

2. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:

   (a) Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and
   (b) Minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   In an appeal filed by the Company, ATE held that the amount in the matter (a) above is payable by the Company along with interest at State Bank of India prime lending rate for short term borrowings. The matter (b) is remanded to MERC for redetermination. The Company has filed an appeal against the said order before the Supreme Court, which while admitting the appeal, has restrained TPC from taking any coercive action in respect of the matter stated at Sr. No. (a) above and TPC has also filed an appeal against the said order.

3. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. Pursuant to the sanction of the Hon'ble High Court of Bombay of the scheme of amalgamation between Reliance Projects Finance Private Limited (RPFPL), a wholly owned subsidiary and the Company, RPFPL has been amalgamated with the Company with appointed date as April 1, 2007. The Profit after Tax of RPFPL of Rs 66.19 crore for the year ended March 31, 2008 has been added to the balance of the Profit and Loss account as on April 1, 2008 of the Company. On account of the above amalgamation, Profit before tax for the quarter and nine months ended December 31, 2008 is higher by Rs 2.90 crore and Rs. 45.58 crore respectively.

5. Based on the tariff order received from the regulator, the Company has accounted regulatory assets representing the revenue gap to be recovered through future tariff determination. Due to the said change in the accounting policy, the sales revenue and Profit after Tax have increased by Rs. 89 crore and Rs.78.91 crore respectively for the quarter ended December 31, 2008 and by Rs. 267 crore and Rs. 246.82 crore respectively for the nine months ended December 31, 2008. Fuel adjustment charges (FAC) recoverable are continued to be accounted as revenue in the period in which corresponding costs are incurred. Unrecovered FAC amount, if any, which is recoverable through future tariff determination, will be carried forward as regulatory assets at the end of the financial year.

6. Pursuant to the clarification issued by the Institute of Chartered Accountants of India on March 29, 2008 on accounting of derivatives, the Company has for the quarter and nine months ended December 31, 2008 provided for estimated unrealised loss of Rs. 153.05 crore and Rs. 231.81 crore respectively on account of revaluation of foreign exchange derivative instruments at fair values at reporting period end. Profit or Loss on such foreign exchange derivative instruments will be crystallised / realised only on expiry of such instruments in subsequent financial years. The figures of other income are net of above adjustments. Had the Company made no such provision, the net profit for the quarter and nine months ended December 31, 2008 would have been higher by Rs.135.71 crore and Rs.205.55 crore respectively.

7. Pursuant to the approval of the Board of Directors for buy-back of Equity shares under Section 77A of the Companies Act, 1956, the Company bought-back 31,00,000 and 78,08,500 equity shares during the quarter and nine months ended December 31, 2008. Consequently the paid-up capital stands reduced to Rs. 227.77 crore.

8. The Company's application for compounding in respect of its ECB of USD 360 million has been deemed by RBI as never to have been made subsequent to the withdrawal of the compounding application. Accordingly, there is no liability in respect of the compounding fee of Rs. 124.68 crore earlier specified by RBI. The Company is legally advised that it is in compliance with the regulations under FEMA. Accordingly, no provision is considered necessary in this regard.

9. During the quarter, GF Toll Road Private Limited became a subsidiary of the Company.

10. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

11. There were no exceptional/extraordinary items during the quarter/nine months ended December 31, 2008.

12. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2008: opening: Nil: additions: 143 disposals: 143 closing: Nil

13. The above results for the quarter and nine months ended December 31, 2008, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

14. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on January 22, 2009.

15. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: January 22, 2009

Anil D. Ambani
Chairman

MEDIA RELEASE

NET PROFIT * OF Rs 255 CRORE (US$ 52 MILLION) FOR THE QUARTER – AN INCREASE OF 20%

TOTAL OPERATING INCOME OF Rs 2,718 CRORE (US$ 558 MILLION) FOR THE QUARTER - AN INCREASE OF 78 %

NET PROFIT * OF Rs 767 CRORE (US$ 157 MILLION) FOR NINE MONTHS – AN INCREASE OF 13%

TOTAL OPERATING INCOME OF Rs 7,459 CRORE (US$ 1.5 BILLION) FOR NINE MONTHS - AN INCREASE OF 58 %

EPC ORDERBOOK POSITION AT Rs 21,510 CRORE (US$ 4.4 BILLION) - AN INCREASE OF 159 %

COMPANY BOUGHT BACK 78 LAKH SHARES WORTH Rs 675 CRORES (US$ 139 MILLION) IN THE CURRENT FINANCIAL YEAR

Mumbai, January 22, 2009: Reliance Infrastructure Limited today announced its un-audited financial results for the nine months ended December 31, 2008. The performance highlights are:

- **Total Operating Income of Rs 7,459 crore** (US$ 1.5 billion), against Rs 4,733 crore in the corresponding period of previous year, an **increase of 58 %**

- **Profit Before Tax adjustments for earlier years of Rs 767 crore** (US$ 157 million), against Rs 680 crore in the corresponding period of previous year, **an increase of 13 %**

* *Before tax Adjustment for earlier years*

- **Net Profit of Rs 793 crore** (US$ 163 million), against Rs 773 crore in the corresponding period of previous year, **an increase of 3 %**

- **Cash Profit of Rs 1,010 crore** (US$ 207 million), against Rs 1,002 crore in the corresponding period of previous year, **an increase of 1 %**

- **Annualised Cash Earnings Per Share (Cash EPS) of Rs 59** (US$ 1.2), against Rs 56 in the corresponding period of previous year, **an increase of 5 %**

- **Annualised Earnings Per Share (EPS) of Rs 46** (US$ 1), against Rs 45 in the corresponding period of previous year, **an increase of 2 %**

The Company has **Rs 9,898 crore (US$ 2.03 billion) of cash and cash equivalents. Of which more than Rs 5,000 crore (US$ 1.03 billion) cash is in debt mutual funds, without any exposure to equity markets.**

The Company has a debt of Rs 5,215 crore (US$ 1.1 billion) and remains **debt free at the net level.**

As on December 31, 2008, the **net worth of the company stood at Rs 11,847 crore (US$ 2.4 billion)**

The shareholders of the company **approved a buy-back of the equity shares for an amount of up to Rs 2,000 crore**. As on December 31, 2008, company has bought-back 78 lakh equity shares **aggregating Rs 675 crore** (US$ 139 million) in current financial year and 87.60 lakh shares **aggregating Rs 796 crore** (US$ 163 million) till date, which is the largest buyback by any company in the country.

FINANCIAL REVIEW

The **total sales of electrical energy during the nine months ended December 31, 2008 were Rs 5,730 crore (US$ 1.2 billion)**, against Rs 3,774 crore in the corresponding period of previous year, **an increase of 52 %.**

The **turnover of the EPC Division for the nine months ended December 31, 2008 was Rs 1,550 crore (US$ 318 million)** against Rs 897 crore in the corresponding previous period. The division had a record **order book position of about Rs 21,510 crore (US$ 4.4 billion) as on December 31, 2008,** as against Rs 8,300 crore in the corresponding period of previous year, **an increase of over 159 %.**

Other Operating Income for the nine months was Rs 179 crore (US$ 37 million) as against Rs 62 crore in the corresponding period of previous year, **an increase of 190%**

During the period under review, **the total operating income of the company was Rs 7,459 crore (US$ 1.5 billion)**, against Rs 4,733 crore in the corresponding period of previous year, **an increase of 58 %.**

The Company's **Earnings Before Interest, Depreciation and Tax (EBIDT) was Rs 1,331 crore (US$ 273 million)** during the period, against Rs 1,259 crore in the corresponding period of previous year.

Depreciation was at Rs 182 crore (US$ 37 million) as against Rs 170 crore for the corresponding period of previous year.

The **corporate tax liability, including the deferred taxes, for the nine months ended December 31, 2008 was Rs 152 crore (US$ 31 million)**, as against Rs 169 crore in the corresponding period of previous year.

Profit before tax adjustments for earlier years recorded an increase of 13 % during the period and was Rs 767 crore (US$ 157 million) compared to Rs 680 crore in the corresponding period of previous year. Net Profit for the nine months ended December 31, 2008 recorded an increase of 3 % to Rs 793 crore (US$ 163 million) from Rs 773 crore in the corresponding period of previous year.

As per the new accounting guidelines of AS11, for the nine months ended December 31, 2008, the company **provided for estimated unrealized loss of Rs 232 crore (US$ 48 million) on account of revaulation of foreign exchange derivative instruments** at fair values at reporting period end. Profit or Loss on such foreign exchange derivative instruments will be crystallized / realized only on expiry of such instruments in subsequent financial years. The figures of other income are net of above adjustments. Had the Company made no such provision, the net profit for the nine months ended December 31, 2008 would have been higher by Rs.206 crore (US $ 42 million).

MANAGEMENT DISCUSSION AND ANALYSIS

Energy Sales

The Company achieved **aggregate sales of electrical energy of 7,357 million units** during the nine months ended December 31, 2008, against 7,197 million units in the corresponding period of previous year, **an increase of 2 %.**

The Company's aggregate revenues from energy sales were Rs 5,730 crore (US$ 1.2 billion) compared to Rs 3,774 crore in the corresponding period of previous year, **an increase of 52 %.**

During the last quarter, the customer base in Mumbai Supply area increased by 0.3 lakhs to 26.8 lakh customers inspite of the prevailing open access regime.

Power Generation

(i) Dahanu Thermal Power Station (DTPS)

During the period under review, the company's Dahanu Thermal Power Station continues to operate at **Plant Load Factor (PLF) of over 100 %**. The plant has maintained Heat Rate of 2304 Kcal/Kwh during period under review.

The Station generated 3,302 million units during the period against 3,336 million units generated during the corresponding previous period.

(ii) Samalkot Power Station, Andhra Pradesh

During the period under review, the Samalkot Power Station achieved **a Plant Load Factor (PLF) of 51.7 %**, against the PLF of 62.6 % achieved during the corresponding period of previous year due to non-availability of sufficient gas. The station generated 750 million units against 903 million units in the corresponding nine months of previous year.

As there would be sufficient availability of gas in near future, due to which, the PLF is expected to increase resulting in substantial positive impact on bottom line.

(iii) Goa Power Station

During the period under review, the Goa Power Station achieved **a Plant Load Factor (PLF) of 84.1 %**, against the PLF of 83.2 % achieved during the previous year. The station generated 242 million units against 239 million units in the corresponding nine months of previous year.

(iv) Windfarm Power Project

During the period under review, the wind farm achieved **a Plant Load Factor (PLF) of 30.0 %**, against the PLF of 30.2 % achieved during the corresponding period. During the period, the wind farm generated 18 million units against 19 million units in the corresponding nine.months of previous year.

The Karnataka wind farm has got the carbon credit approved and has a credit of 71,000 Verified emission reductions (VERs) in its account.

Power Purchased

During the period under review, **the company purchased 4,182 million units of electrical energy** from external sources, which is higher by 9 % compared to the corresponding period of previous year.

The **cost of energy purchased increased by 80 %** to Rs 3,534 crore (US$ 726 million) during the period under review, primarily owing to exorbitant increase in per unit cost i.e. from Rs 5.11 per unit to Rs 8.44 per unit.

EPC Business

The division had a **order book position of about Rs 21,510 crore (US$ 4.4 billion) as on December 31, 2008,** as against Rs 8,300 crore in the corresponding nine months of previous year, **an increase of over 159 %.**

The EPC division has manpower strength of over 1,500 as on December 31, 2008.

Currently working on multiple projects and implementing over 7,200 MW of power projects as:

- 2X600 MW of power project in Hisar, Haryana
- 6 X 660 MW Sasan UMPP by Reliance Power
- 2X600 MW Raghunathpur Thermal Power Project of Damodar Valley Corp., West Bengal
- 2X250 MW Parichha Thermal Power Station, Uttar Pradesh - BOP
- 1 X 300 MW Butibori Thermal Plant by Reliance Power - *Awarded in this quarter*
- Western Region System Strengthening (WRSS) transmission project
- Electrification of 6,715 villages under Uttar Pradesh rural electrification scheme – *Almost completed*

Transmission

Company is executing following transmission projects worth Rs 4,000 crore (US$ 821 million)

Western Region Strengthening Scheme (WRSS)

- Transmission Licenses have already been granted by CERC
- All power trading agreement has been finalized and to be signed shortly
- The process of appointing Lenders' Engineer is underway and financial closure is expected to be achieved by Q4 FY09
- The projects is expected to be completed by Q3 FY 11

Parbati Koldam Transmission lines in HP (JV with PGCIL)

- Transmission Licenses have already been granted by CERC
- Financial Closure is expected to be achieved by Q1 FY10
- Company will shortly commence construction of the project
- The projects is expected to be completed by Q4 FY13

Mumbai Strengthing

- Received all regulatory approval
- Projects are under implementation and process of land acquisition is underway at different locations for these projects
- The projects is expected to be completed by Q4 FY12

In addition to the above, company is also **participating in various transmission projects worth Rs 9,000 crore (US$ 1.8 billion)**

Energy Trading Business

The division has traded **1,253 million units** in the nine months as compared to 633 million units in corresponding period of previous year, **an increase of 98%.** It has started operations through the First Energy Exchange of India (IEX) and traded 161 million units in the nine months ended December 31, 2008.

During the quarter, the division has signed 2 long term contracts for total capacity of 450 MW; it would provide assured trading of 60,000 million units over 25 years starting from 2011.

Infrastructure Business

The Company is implementing the following infrastructure projects:

Roads

Construction work is in full swing of all **5 road projects in Tamil Nadu** worth Rs 3,150 crore (US$ 647 million)

Among these, 2 projects i.e. NK Toll & DS Toll is expected to start commercial operations in next quarter i.e Q4 FY09. Other 3 projects i.e TK Toll, TD Toll and SU Toll are scheduled to be completed in Q2 FY11.

During the last quarter, company submitted bids for **3 road projects worth Rs 7,000 crore** (US$ 1.4 billion)

S.No.	Project	Length in Km	Concession Period	Current Status
1	Gurgaon – Faridabad & Ballabgarh – Sohna Road projects	66	17 yrs	LOI issued
2	Eastern Peripheral Expressway	135	20 yrs	Emerged sole bidder
3	Krishna – Walajpet project in south India	150	30 yrs	Emerged L1 bidder

Metro

Developing 2 metro rail projects in Mumbai and Delhi worth Rs 5,000 crore. The company is implementing both the MRTS projects awarded in India under Competitive bidding, by separate SPV's named "Mumbai Metro One Private Limited" (MMOPL) and "Delhi Airport Metro Express Link Private Limited" (DAMEPL). The details of the projects are:

Project	Length (Km)	Corridor	Concession Period*
Mumbai Metro I	12	Versova – Andheri – Ghatkopar	35 Years
Airport Metro Express Line – Delhi	23	New Delhi Railway Station - IGI Airport – Dwarka	30 Years

* *includes construction period*

Some of the **major mile stones achieved in Mumbai Metro** are:

- Financial Closure for complete debt of Rs 1,200 crore (US$ 246 million) has been achieved in October 2008. IDBI Bank is the lead arranger for the loan. The company successfully raised debt amidst tight global liquidity position.
- All the critical & major contracts have been awarded and the project implementation is going on in full swing
- 80% of Right of Way (ROW) is in possession.
- Foundation works for both viaduct and station works is going on in full fledged manner. Foundation works for Western Express Highway Special Bridge and the Mithi River Special Bridge has also commenced
- Project is expected **to be commissioned 2 years before** the contractual commissioning date

Some of the **major mile stones achieved in Delhi Metro** are:

- Major contracts like Rolling Stock, Signalling, Traction and Power supply has been awarded
- All Preliminary design and engineering work has been completed
- Civil structures for the project is provided by DMRC and construction has commenced
- Debt syndication is in progress and Axis Bank has been appointed as lead lender for loan syndication.

In addition to the above, company is also **participating in Mumbai Metro Line 2 project.** It will be constructed along CHARKOP-BANDRA-MANKHURD corridor. The line is 32 kms long and will consist of 27 stations enroute. Company is already technically qualified for the project.

END